SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)

Selectica, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
816288203
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 31, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ x ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	816288203	13D/A7	Page 2 of 7

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
814,987
	8	SHARED VOTING POWER
2,100
	9	SOLE DISPOSITIVE POWER
814,987
	10	SHARED DISPOSITIVE POWER
2,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
817,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%[1]

14	TYPE OF REPORTING PERSON*
OO

____________________________

1 The percentages reported in this Schedule 13D/A are based upon 3,414,320 outstanding shares of Common Stock (as described in Item 5 hereof).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This constitutes Amendment No. 7 to the statement on Schedule 13D (the “Amendment No. 7”) filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed December 1, 2009 (the “Statement”), relating to the common stock, $0.002 par value per share, of Selectica, Inc. (the “Company”). The Company’s principal executive office is located at 2121 South El Camino Real, 10th Floor, San Mateo, CA 94403. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, collectively with Trust A-4, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was approximately $3,684,129.00. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was approximately $417,481.00. All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares purchased by Trust D was approximately $8,334.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $3,359,924.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and may reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As previously reported, Mr. Miller believes that it would be in his best interests, and those of other shareholders, to attempt to influence the governance and business strategies of the Company. Based on Mr. Miller’s evaluation of the Company’s financial performance, Mr. Miller determined that he may seek to contact the Company’s Board of Directors or management from time to time in order to engage in discussions regarding governance and enhancing shareholder value.

As previously reported, Mr. Miller had indicated to the Company an interest in acquiring additional Shares without becoming an "Acquiring Person" within the meaning of the Amended and Restated Rights Agreement between Selectica and Wells Fargo Bank, N.A., as Rights Agent, dated January 2, 2009, as amended (the "Rights Agreement"). As reported by the Company, the Review Committee of the Company’s Board of Directors granted an exemption under the Rights Agreement to three stockholders, including Mr. Miller and his affiliates, so that each may acquire beneficial ownership of additional shares of the Company’s outstanding common stock, subject to certain conditions and limitations. Mr. Miller determined to seek to acquire up to 20% of the Company’s outstanding common stock, and entered into a voting agreement with the Company on May 6, 2010 (the “Voting Agreement”) so that any such Shares in excess of 15% would be voted to mirror the votes (pro and con) of all stockholders not subject to such a voting agreement. Such voting agreement provides that any such purchases in excess of 15% must be made on or prior to November 1, 2010. This description of the Voting Agreement is qualified in its entirety by the Voting Agreement filed as Exhibit 99.1 to Amendment No. 2 to the Statement, which is incorporated herein by reference. On December 20, 2011, the Independent Committee of the Company’s Board of Directors determined to grant Mr. Miller a limited exemption from the Rights Agreement for purchases of up to an additional 3% of the shares of the Company’s outstanding stock. As a result, Mr. Miller was able to acquire up to 23.4% of the Company’s outstanding common stock without becoming an “Acquiring Person” within the meaning of the Rights Agreement.

As previously reported, Mr. Miller had indicated to the Company an interest in acquiring additional shares of common stock of the Company without becoming an “Acquiring Person” within the meaning of the Rights Agreement. On December 17, 2012, the Independent Committee of the Company’s Board of Directors determined to grant Mr. Miller a limited exemption from the Rights Agreement for purchases of up to an additional 2% of the shares of the Company’s outstanding stock. As a result, Mr. Miller may acquire up to 25.2% of the Company’s outstanding common stock without becoming an “Acquiring Person” within the meaning of the Rights Agreement.

This Amendment No. 7 is being filed to report that, since the filing of the Amendment No. 6 to the statement on Schedule 13D, dated December 21, 2012, Trust C, Trust A-4 and Milfam II entered into a purchase agreement with the Company and other investors, dated as of May 31, 2013 (the “Purchase Agreement”) and a registration rights agreement, dated as of May 31, 2013 (the “Reg Rights Agreement”), and, in connection therewith, received in the aggregate (i) 162,145 shares of common stock (the “Stock”), (ii) 65,047 of the Company’s Series C Convertible Preferred Stock (the “Preferred Stock”), par value $0.0001 per share, convertible into common stock at a conversion price of $7.00 per Preferred Share, and (iii) Series A warrant to purchase 113,595 shares of common stock (the “Series A Warrant”) at an exercise price of $8.75 per share, which will become exercisable on December 1, 2013. The form of Purchase Agreement and form of Reg Rights Agreement were filed as Exhibit 10.1 and 10.3, respectively, to the 8-K/A filed by the Company on June 4, 2013 (the “8-K/A”) and are incorporated herein by reference. With respect to the Preferred Stock and Series A Warrant, the Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock (“Designation Certificate”) and Form of Series A Warrant to Purchase Common Stock, dated as of May 31, 2013 (“Series A Warrant”) were filed as Exhibits 3.1 and 10.4, respectively to the 8-K/A and are incorporated herein by reference.

In connection with the foregoing, Trust D, Trust A-4, Trust C and Milfam II entered into that certain voting agreement, dated as of May 31, 2013 (the “June Voting Agreement”) with the Company and other stockholders set forth therein, whereby they agreed to vote in favor of the financing at the next annual stockholders meeting. The form of June Voting Agreement was filed as Exhibit 10.6 to the 8-K/A and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 817,087 Shares, which is equal to approximately 23.9% of the 3,414,320 outstanding Shares. As of the date hereof, 294,630 of such beneficially owned Shares are owned of record by Trust A-4, 81,644 of such beneficially owned Shares are owned of record by Trust C, 2,100 of such beneficially owned Shares are owned of record by Trust D, and 438,713 of such beneficially owned Shares are owned of record by Milfam II.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 26,279,301 outstanding Shares referenced above is the sum of the following amounts: (i) 2,837,215 Shares based on the Company’s Form 10-Q filed on February 14, 2013, and (ii) 577,105 shares issued per the transaction described in Item 4.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by Trust A-4, Trust C and Milfam II. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
May 31, 2013	58,372	$7.00

	Trust C
Date of Transaction	Number of Shares Purchased	Price Per Share
May 31, 2013	16,214	$7.00

	Milfam II
Date of Transaction	Number of Shares Purchased	Price Per Share
May 31, 2013	87,559	$7.00

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and restated in its entirety as follows:

Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits:

Item 7 is amended and restated in its entirety as follows:

Exhibit 99.1	Voting Agreement (Filed as Exhibit Number 99.1 to Amendment No. 2 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on May 21, 2010 and incorporated herein by reference).

Exhibit 99.2	Designation Certificate (Filed as Exhibit 3.1 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 4, 2013 and incorporated herein by reference).

Exhibit 99.3	Purchase Agreement (Filed as Exhibit 10.1 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 4, 2013 and incorporated herein by reference).

Exhibit 99.4	Reg Rights Agreement (Filed as Exhibit 10.3 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 4, 2013 and incorporated herein by reference).

Exhibit 99.5	Series A Warrant (Filed as Exhibit 10.4 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 4, 2013 and incorporated herein by reference).

Exhibit 99.6	June Voting Agreement (Filed as Exhibit 10.6 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 4, 2013 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2013

By: /s/ Lloyd I. Miller, III
      Lloyd I. Miller, III